Prospectus Supplement
(To Prospectus dated September 23, 2009)

8,000,000 UNITS

Keryx Biopharmaceuticals, Inc.

Units Consisting of
One Share of Common Stock and
One Warrant to Purchase 0.35 of a Share of Common Stock

We are offering 8,000,000 units, with each unit consisting of one share of our common stock and a warrant to purchase 0.35 of a share of our common stock (and the shares of common stock issuable from time to time upon exercise of the offered warrants), to selected institutional investors pursuant to this prospectus supplement and the accompanying prospectus.  The units will be purchased at a negotiated price of $2.50 per unit.  The warrants have an exercise price of $2.65 and are exercisable upon issuance.

We have entered into agreements with a placement agent and certain advisors and have agreed to pay the placement agent and advisors the fees as set forth in the table below.

	Per Unit		Aggregate Offering
Public offering price	$2.500		$20,000,000
Placement agent and advisory fees	$0.175	(1)	$1,400,000
Proceeds, before expenses, to us	$2.325		$18,600,000
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(1) Includes $0.125 per unit payable to Rodman & Renshaw, LLC as the placement agent on this transaction, and $0.025 per unit payable to each of Ladenburg Thalmann & Co. Inc. and Brean Murray, Carret & Co., LLC as advisors on this transaction.

We have also agreed to pay the placement agent a fee equal to 6% of the of the aggregate cash exercise price received by us upon the exercise of the warrants sold in this offering. In addition to the placement agent fees, the placement agent will receive a warrant to purchase up to 108,000 shares of common stock at an exercise price of $3.125 per share pursuant to this prospectus supplement. The warrant will be exercisable upon issuance. The placement agent agreement also contains customary representations and warranties, indemnification provisions and closing conditions.

Our common stock trades on the Nasdaq Capital Market under the symbol “KERX.”  On September 25, 2009, the last reported sales price of our common stock on the Nasdaq Capital Market was $2.68 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 13 of our annual report on Form 10-K and on page 33 of our quarterly report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated into the prospectus and this prospectus supplement.

The net proceeds from any sales under this prospectus supplement will be used to advance our pharmaceutical products.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

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September 25, 2009